FREE WRITING PROSPECTUS
                       FILED PURSUANT TO RULE 433
                       REGISTRATION FILE NO.: 333-220994-02

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FREQUENTLY ASKED QUESTIONS

GNMAG Asset Backed Securitizations, LLC (the "depositor") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") (SEC File No. 333-220994) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling toll free 1-800-441-1441 (8 a.m. – 5 p.m. CST) or by emailing mjcohen@thtus.net.

The Free Writing Prospectus is not a commitment to lend money or provide capital.  The information provided herein is intended to be used only as the basis for further discussions and is subject to change.

1.            How this structure is different from a REMIC of GNMA pass throughs?

Reply:  Although the depositor’s GNMA REMIC and a REMIC of GNMA pass throughs are both designed to offer investments based on GNMA securities, there are differences in how the two structures accomplish this.  A REMIC of GNMA pass throughs involves Ginnie Mae R securities (GN-Rs) issued by GNMA Sponsors (i.e., primary dealers and a small number of large financial institutions).  GN-Rs are not required to be registered with the SEC and are typically not sold to the general public (including states, municipalities, public pension funds, etc.).  GN-Rs are most often retained by the entities issuing them and are commonly included in GNMA Mutual Funds in which such issuers have an interest and which typically include assets other than the GN-Rs.  The terms of the GN-Rs issued and the features of the underlying GNMA Securities are determined in accordance with the marketing/financial goals set by the issuer.

In the GNMA REMIC Trust structure, as described in the registration statement filed by the depositor, the Trust’s certificates are the issued securities and the Trust’s function is to serve as a vehicle for holding the collateral for those securities, namely the GNMA Securities. The certificates of a REMIC Trust under this structure are collateralized exclusively by newly issued, GNMA Securities (i.e., GNMA Pass-Through Certificates).

Unlike the case of the GN-Rs, the GNMA REMIC Trust structure is a strict pass-through of the underlying GNMA Securities – there are no assets other than GNMA Securities held by the GNMA REMIC Trust.  This means that certificates issued under the GNMA REMIC Trust have the benefit of the US Sovereign Guarantee of timely payment of principal and interest with respect to the entirety of their collateral.  Furthermore, the GNMA REMIC is structured to cover what would otherwise be recurring fees and expenses of the issuing trust by paying all such fees and expenses in advance out of the proceeds of issuance.  This means that, barring

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FREQUENTLY ASKED QUESTIONS

unanticipated fees and expenses1, the entire Coupon Payment on the underlying GNMA Securities (annualized) is the rate at which monthly distributions are made to the certificateholders. Not only is the yield-to-maturity (YTM) on the GNMA REMIC Trust certificates (which takes into consideration the premium paid for the certificates) expected to equal or exceed the competing products (e.g., GNMA mutual funds and GNMA ETFs), but the monthly distributions on the certificates (which will be a pass-through of the entire amount of the principal and interest payments (again, barring unanticipated fees and expenses of the trust) made on the GNMA Securities and is therefore based on the GNMA Securities’ coupon rate) is expected to be 80 bps to 100 bps greater than the monthly distribution rate on such competing products.  This means that once the premium for the certificates is expensed or accounted for elsewhere, the YTM on the certificates would be approximately equal to the Coupon Rate.

2.            How is the collateral under the proposed structure different from GNMA pass throughs?  For instance, does it include project loan collateral or reperformers?

Reply: The collateral under the depositor’s structure is exclusively newly issued GNMA pass-through certificates. In accordance with the limitations provided for in the transaction documents, the issuing trust holds no cash (apart from collections on the GNMA Securities), no project loan collateral, no reperformers, no whole loans, no loan servicing, no letters of credit, nor any other collateral whatsoever.

3.            What is the anticipated liquidity of the certificates issued under the proposed structure?

Reply: The certificates being issued under the proposed structure will be publicly offered and will be traded through DTC in the United States or Clearstream or Euroclear overseas.  By reducing transfer restrictions on the certificates and facilitating trades in the certificates, these features are intended to promote the development of a secondary market in the certificates.  Additionally, we anticipate that liquidity of the certificates should be supported by their low risk profile – a risk profile equivalent to United States Treasury securities.  However, as the certificates represent new type of security, there is currently no established secondary market and the certificates will not be listed on any securities exchange.  There can be no assurance that a secondary market for the certificates will develop or, if it does develop, that it will continue.  Ultimately, the certificates being issued under the proposed structure can be listed and sold through the Bloomberg and/or Thompson Reuters Screens in the same way any other GNMA certificate is listed and sold. The liquidity of these certificates is anticipated to be identical to that of any other GNMA certificate.

1 These unanticipated fees and expenses could only arise following the occurrence of a "Deficiency Event" under the issuer’s trust agreement.  As the proposed structure passes through to the certificateholders every dollar that the issuer receives, there would have to be the highly unlikely event of a failure of payment on the underlying GNMA Securities in order for such an event to occur.